Exhibit 23.1


                    Consent of Independent Auditors


The Board of Directors
Air Methods Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 of Air Methods Corporation of our report dated June 11, 1999, relating to the statements of net assets available for participant benefits of the Air Methods Corporation 401(k) and Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for participant benefits for the years then ended, and all supplemental schedules, which report appears in the December 31, 1998 Annual Report on Form 11-K of the Air Methods Corporation 401(k) and Retirement Savings Plan.


                         /s/ KPMG LLP
                         KPMG LLP

Denver, Colorado
July 13, 1999